



BARNES GROUP INC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-04801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barnes Group Inc.
123 Main Street
P.O. Box 489
Bristol, Connecticut 06011-0489



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 19, 2006

By: [signature]
Lawrence W. O'Brien
Member of the Benefits Committee of Barnes Group Inc.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Barnes Group Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-30229; 33-20932) of Barnes Group Inc. of our report dated June 19, 2006 relating to the financial statements which are included in the Annual Report on Form 11-K of Barnes Group Inc. Retirement Savings Plan.



Peter W. Brown
Peter W. Brown, CPA's
June 19, 2006

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 30, 2005
And DECEMBER 30, 2004

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

Peter W. Brown
Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Barnes Group Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Barnes Group Inc. Retirement Savings Plan (the "Plan") as of December 30, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bristol, Connecticut
June 19, 2006

22 Pine Street • Suite 207 • P.O. Box 2556 • Bristol, CT 06011-2556 • Office: (860) 584-1800 • Fax: (860) 583-4708

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 73,503	$ 2,634,147
Investments (Note 3):	211,630,811	180,159,147
Receivables:		
Employer contributions	2,073,561	1,971,969
Participant contributions	20,000	20,000
Participant loans	4,989,573	4,708,221
Securities sold	624,887	0
Total Receivables	7,708,021	6,700,190
Total Assets	219,412,335	189,493,484
LIABILITIES		
Payables:		
Securities purchased	1,213,301	0
Accrued expenses	12,915	0
Total Payables	1,226,216	0
Net Assets Available for Benefits	$218,186,119	$189,493,484

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 30, 2005 and 2004

	2005	2004
Additions To Net Assets		
Net Investment Income:		
Interest and dividend income	$ 2,208,519	$ 2,229,336
Net appreciation (depreciation) in fair value of investments	23,684,116	(8,918,677)
Total Net Investment Income	25,892,635	(6,689,341)
Contributions:		
Employer match	3,659,101	3,166,531
Participant and rollovers	12,751,543	9,671,894
Profit Sharing	1,984,882	1,881,969
Total Contributions	18,395,526	14,720,394
Other Income:		
Interest on participant loans	235,780	210,388
Total Additions To Net Assets	44,523,941	8,241,441
Deductions From Net Assets Attributed To		
Participant withdrawals	15,717,192	13,356,404
Administrative fees	114,114	117,713
Total deductions from net assets	15,831,306	13,474,117
Net Increase (Decrease)	28,692,635	(5,232,676)
Net Assets Available for Benefits Beginning of Period	189,493,484	194,726,160
End of Period	$218,186,119	$189,493,484

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2005 and 2004

1. Description of Plan:

The following description of the Barnes Group Inc. ("Company") Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description on the Plan's provisions.

General. The Plan is a defined contribution plan.

Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire. Effective November 1, 2005, the Plan was amended to include automatic enrollment for all new eligible employees sixty days following their date of hire.

Effective May 30, 2003, the Barnes Group Inc. Profit Sharing Plan and the Spectrum Plastic Molding Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan, with the Barnes Group Inc. Profit Sharing Plan retaining certain separate plan features. Also, effective December 1, 2003 the Kar Products, LLC Savings and Investment Plan was merged into the Plan.

The Plan was amended and restated effective January 1, 2005.

Contributions. Subject to certain restrictions which may be applied to highly compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre and after tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at anytime.

All Profit Sharing contributions are made by Barnes Group Inc. For Barnes Distribution, effective January 1, 2005 no allocations shall be made for any Plan year. Previously, Company contributions were at its discretion, based on the performance of Barnes Distribution. For all other participating divisions, a minimum contribution is required equal to 3 1/2% of each eligible employee's paid compensation which includes base wages, overtime, shift differential and commissions.

The Company match is equal in value to 50% of the participants' pre-tax contribution up to 6% of their Plan compensation. The matching Company contribution is invested directly in Barnes Group Inc. common stock and is restricted from diversification until the participant becomes 100% vested.

1. Description of Plan (continued):

Vesting. Effective January 1, 2004, the vesting schedule was revised so that a participant is 100% vested in company match after two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions. In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Profit sharing vesting is as follows:

(1) For Employees of Participating Divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 3 years	0%
3 but less than 4 years	20%
4 but less than 5 years	40%
5 but less than 6 years	60%
6 but less than 7 years	80%
7 or more years	100%

(2) For Employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 5 years	0%
5 or more years	100%

Benefits. Participants have several options to withdraw their contributions and earnings thereon, including hardship withdrawals and loans. Such withdrawals and loans are subject to certain rules and restrictions. Distributions of Plan benefits may be made in a lump sum or in installments over a maximum of fifteen years.

Trustee. Effective June 1, 2003 Fidelity Management Trust Company became the Trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Other. The Company presently intends to continue the Plan indefinitely; however, the Company's Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies:

Basis of accounting. The financial records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments. Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations.

The fair value of investments in common trust funds and interest in registered investments are determined by the custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

The Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Income of each fund is reinvested in that fund, except certain dividends of Barnes Group Inc. stock may be paid to participants.

3. Investments:

The Plan has investments in Barnes Group Inc. common stock and in Fidelity Funds.

The following investments represent 5% or more of the Plan's net assets:

	2005	2004
Barnes Group Inc. Common Stock	$85,669,617	$72,570,132
Fidelity Managed Income Portfolio Fund	$43,241,111	$35,998,645
Fidelity Dividend Growth Fund	$22,150,596	$22,920,743
Fidelity Freedom 2020 Fund	$15,278,154	$13,752,261

3. Investments: continued

Participation in any investment fund other than Barnes Group Stock after April 1, 2001 will generate investment return to the participant net of investment fees. The Company pays all fees associated with investments in Barnes Group Stock. Before April 1, 2001 the Company paid all expenses of administering the Plan. Effective January 1, 2002, administrative and management fees of the Plan, except for those associated with investments in Barnes Group Stock, are paid from Plan assets.

4. Participant Loans:

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participant's fund balance(s) based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates ranged from 4.5% to 5.25% during 2004 and 2005). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant's behalf in the investment funds per the participant's investment elections. At December 2005 and 2004 there were 713 and 714, respectively, loan fund participants with loans outstanding.

5. Net Appreciation (Depreciation) in Fair Value:

The Plan's investments (fair value as determined by quoted market prices) including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2005	2004
Barnes Group Inc. Common Stock	$17,686,768	$(15,822,058)
Commingled pooled funds	5,997,348	6,903,381
	$23,684,116	$ (8,918,677)

6. Withdrawals and Forfeitures:

During 2005 and 2004, participant withdrawals amounted to $15,717,192 and $13,356,404, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $137,300 and $294,000 in 2005 and 2004, respectively, are used to reduce Company contributions. Profit sharing forfeitures are reallocated as Company contributions.

7. Federal Income Taxes:

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and as such is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. Internal Revenue Service and applicable State regulations in effect in the year participant distributions are made determine the tax status of such distributions.

8. Company Stock Transactions:

In 2005, the Plan purchased on the open market 849,300 shares of Barnes Group Inc. common stock at a cost of $28,241,385. The Plan also sold on the open market 1,066,670 shares at a market value of $35,304,615. The Plan received 94,058 shares as matching contributions from the Company.

In 2004, the Plan purchased on the open market 163,200 shares of Barnes Group Inc. common stock at a cost of $4,488,954. The Plan also sold on the open market 268,432 shares at a market value of $7,709,092.

The Plan owned 2,596,049 shares of Barnes Group Inc. common stock or approximately 10.8% of the outstanding common shares of the Company at December 30, 2005. The Plan owned 2,725,127 shares of Barnes Group Inc. common stock or approximately 11.8% of the outstanding common shares of the Company at December 30, 2004.

9. Current Vulnerability Due to Concentrations of Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various market risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

EXHIBITS

The following schedules are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i
(Form 5500)
Financial Schedules
EIN # 06-0247840
PLAN # 012
Schedule of Assets
(Held at End of Year)
December 30, 2005

(a)(b) Identity	(c) Description	Number of Units/ Shares	(d) Cost	(e) Current Value
*Fidelity Management Trust Company	Fidelity Equity–Income Fund	137,744	$ 6,710,548	$ 7,271,731
*Fidelity Management Trust Company	Spartan Total Market Index Fund	27,256	861,825	944,675
*Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	44,210	1,760,395	1,952,295
*Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	209,019	7,977,269	9,021,281
*Fidelity Management Trust Company	Fidelity Dividend Growth Fund	769,385	18,915,367	22,150,596
*Fidelity Management Trust Company	Fidelity Small Cap Independence Fund	464,612	8,243,439	9,515,261
*Fidelity Management Trust Company	Fidelity Diversified International Fund	328,980	8,493,440	10,704,996
*Fidelity Management Trust Company	Fidelity Freedom Income Fund	53,195	593,884	604,823
*Fidelity Management Trust Company	Fidelity Freedom 2000 Fund	17,500	211,498	213,672
*Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	220,130	2,948,523	3,092,824
*Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	1,038,624	12,535,786	15,278,154
*Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	94,068	1,278,492	1,412,905
*Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	63,066	506,746	556,870
*Fidelity Management Trust Company	Fidelity Managed Income Portfolio Fund	43,241,111	43,241,111	43,241,111
*Fidelity Management Trust Company	Barnes Group Inc. Common Stock	2,596,049	53,730,071	85,669,617
			$168,008,394	$211,630,811
Loan Fund				
*Participant loans	4.25 – 10.5%		$ 0	$ 4,989,573

* Party-in-interest to the Plan

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
Schedule H, line 4j
(Form 5500)
Financial Schedules
EIN #06-0247840
Plan #012
Schedule of Reportable Transactions
For the Year Ended December 30, 2005

Cumulative Transactions Exceeding 5% of Current Value of Plan Assets

(a) Identity	(b) Description	(c) Purchase Price	(d) Selling Price	GAAP Cost Of Asset	(h) Current Value	(I) Net GAAP Gain or (loss)
	none					

Single Transaction Exceeding 5% of Current Value of Plan Assets

None

* Party-in-interest to the Plan